

July 22, 2013

Via E-mail
Mr. John Lorenz
President and Chief Executive Officer, Director
GlyEco, Inc.
4802 East Ray Road, Suite 23-408
Phoenix, AZ 85044

> **RE: GlyEco, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 16, 2013**
> **File No. 0-30396**

Dear Mr. Lorenz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You disclose that concurrent with the appointment of your new accountant on July 15, 2013, you dismissed Jorgensen & Co., which served as your independent registered public accountant for the fiscal years ended December 31, 2012 and 2011. We note that the Exhibit 16 letter from your former accountant states they were advised on June 25, 2013 that they had been dismissed. As such, please amend your Form 8-K to clearly disclose the specific date that the former accountant was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please enhance your disclosure in an amended Form 8-K to clarify, if true, that during the two most recent fiscal years and subsequent interim period through the date of dismissal there were no other disagreements with the former accountant other than the one disagreement disclosed and no reportable events. Refer to Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant